Fortuna reports 2013 record production of 5.9 million silver equivalent ounces and issues guidance for 2014

Vancouver, January 13, 2014-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce 2013 production figures from its two underground operating silver mines located in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The company produced 4.6 million ounces of silver and 21,242 ounces of gold or 5.9 million Ag Eq* ounces.

For 2014, silver production is scheduled to grow by 30% to 6 million ounces and gold production by 51% to 32,300 ounces or 8 million Ag Eq ounces, plus base metal by-products, at an estimated all-in sustaining cash cost** of US$17.14 per ounce of silver.

Jorge A. Ganoza, President and CEO, commented: “We continue to successfully source significant organic growth from our assets.  At our San Jose Mine, we are expanding throughput to 2,000 tpd in the second quarter of this year.” Mr. Ganoza added, “Consolidated silver production grew sixteen percent in 2013 and for 2014, we are forecasting a thirty percent increase driven by the San Jose plant expansion.  As a result of lower operating costs and reduced capital requirements, our all-in sustaining cash cost per ounce of silver is forecast to drop approximately nineteen percent to US$17.14.”

2013 Consolidated Production Highlights

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Silver was 5% above and gold 10% below 2013 production guidance

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Silver production of 4,631,264 ounces; 16% increase over 2012

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Gold production of 21,242 ounces; 3% increase over 2012

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Lead production of 17,780,282 pounds; 1% decrease over 2012

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Zinc production of 25,210,845 pounds; 13% increase over 2012

(*)    Ag Eq calculated using Au = US$1,241/oz and Ag = US$20.25/oz

(**)   All-in sustaining cash cost per ounce of silver is based on the guidelines from the World Gold council.

2013 Consolidated Operating Results

	Q4 2013			2013
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	116,127	158,218		458,560	456,048
Average tpd milled	1,290	1,741		1,284	1,296
Silver
Grade (g/t)	174	202		173	194
Recovery (%)	83.48	89.17		82.33	88.94
Production (oz)	542,457	917,668	1,460,125	2,104,061	2,527,203	4,631,264

	Q4 2013			2013
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.38	1.42		0.36	1.46
Recovery (%)	43.83	88.84		41.92	88.61
Production (oz)	632	6,420	7,052	2,212	19,031	21,242
Lead
Grade (%)	1.59			1.92
Recovery (%)	92.62			91.45
Production (lbs)	3,769,939		3,769,939	17,780,282		17,780,282
Zinc
Grade (%)	2.88			2.83
Recovery (%)	90.59			88.11
Production (lbs)	6,675,772		6,675,772	25,210,845		25,210,845

San Jose Mine, Mexico

Silver annual production was in accordance with budget. Gold annual production was 9% below budget due to variations in the head grade relative to the resource model. The company is analyzing the reasons for these variations and is taking measures to improve the accuracy of gold grade estimate predicted by the resource model and the mining schedule production plans.

The mill expansion to 1,800 tpd was successfully completed and commissioned in September of last year on-time and on-budget.

Caylloma Mine, Peru

Silver annual production was 6% over budget mainly due to the improvement in metallurgical recovery which is 6% above budget.

2014 Production and Cash Cost Guidance

Mine	Silver (Moz)	Gold (koz)	Investments (US$ million)	Cash Cost (*) (US$/t)	All-in Sustaining Cash Cost (US$/ oz Ag)
San Jose, Mexico	4.0	30.4	29.4	67.1	14.43
Caylloma, Peru	2.0	1.9	10.7	88.3	17.01
Total	6.0	32.3	40.1	--	--

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Caylloma Mine zinc and lead production forecast of 22.6 million pounds and 16.6 million pounds respectively

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Consolidated all-in sustaining cash cost per ounce of silver of US$17.14. Please refer to the appendix for detail.

2014 Outlook

San Jose Mine, Mexico

San Jose plans to process 683,000 tonnes of ore averaging 203 g/t Ag and 1.56 g/t Au. Investments for 2014 are estimated to be US$29.4 million.

The company has captured opportunities in spare capacity of major equipment allowing for an additional processing plant expansion to 2,000 tpd by the beginning of the second quarter. The mill and mine will increase production without incurring in additional capital investments.   The company will be conducting engineering studies to assess a further expansion beyond 2,000 tpd.

Major investments include:

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Mine development: US$7.0 million

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Tailings dam expansion: US$11.7 million

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Water evaporation control project: US$2.2 million

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Brownfields exploration: US$5.3 million

Caylloma Mine, Peru

Caylloma plans to process 464,100 tonnes of ore averaging 167 g/t Ag. Capital expenditures for 2014 are estimated to be US$10.7 million.

Major investments include:

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Mine development: US$4.7 million

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Maintenance and energy: US$1.9 million

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Brownfields exploration: US$1.1 million

Brownfields Exploration

The 2014 Brownfields exploration program at the San Jose property is focused on testing the potential for extensions of the high-grade silver-gold resources identified at Trinidad North (see Fortuna Silver news release dated Oct. 17, 2013). Step-out and delineation drilling totaling over 16,000 meters will explore the Trinidad North structure over a further 550 meter strike extension and to depths between 1300 and 900 meters in elevation. Underground workings will be advanced a further 300 meters to the north to provide access for drill stations.

At the Caylloma property, Brownfields exploration drilling will focus on testing the Don Luis I and Cailloma 6 vein systems where exploration completed-to-date has identified potential for high-grade silver mineralization.

Qualified Person

Boris G. Caro, Technical Services Corporate Manager, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Caro is a Member of Australasian Institute of Mining and Metallurgy (Membership Number 305462) and a Registered Member of the Chilean Mining Commission (Registered Member Number 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix – All-in sustaining cash cost per ounce of Ag, net of by-product credits

San Jose Mine all-in sustaining cash cost/ oz Ag:

Item	2014 Guidance (US$/oz)
Cash cost net of by-product credits	4.97
Government royalty & mining tax	0.14
Worker's participation	1.03
G&A (subsidiary)	0.84
Adjusted operating cash cost	6.98
Corporate G&A	0.00
Sustaining capex	6.06
Brownfields exploration	1.39
All-in sustaining cash cost	14.43

Caylloma Mine all-in sustaining cash cost/oz Ag:

Item	2014 Guidance (US$/oz)
Cash cost net of by-product credits	9.36
Government royalty & mining tax	0.34
Worker's participation	0.33
G&A (subsidiary)	1.65
Adjusted operating cash cost	11.68
Corporate G&A	0.00
Sustaining capex	4.76
Brownfields exploration	0.57
All-in sustaining cash cost	17.01

Consolidated all-in sustaining cash cost/oz Ag:

Item	2014 Guidance (US$/oz)
Cash cost net of by-product credits	6.44
Government royalty & mining tax	0.21
Worker's participation	0.80
G&A (subsidiary)	1.11
Adjusted operating cash cost	8.56
Corporate G&A	1.84
Sustaining capex	5.62
Brownfields exploration	1.11
All-in sustaining cash cost	17.14